Exhibit 4.41

Renewal Agreement of Loan Contract

No.

This Renewal Agreement of Loan Contract (“this Agreement”) is entered into and executed by and between the following Parties on April 10, 2012:

Party A: Ku6 Media Co., Ltd.

Party B: Shanda Games Limited

Whereas

1. Party A and Party B had signed two Loan Contracts on January 25, 2011 and December 27, 2010 separately. The loan amount of the contract signed on January 25, 2011 was US$3.3 million (“Original Contract No.1”) and that of the other contract signed on December 27, 2010 was US$6.6 million (“Original Contract No.2”).

2. According with the Original Contract No.1 and No.2, Party A had supplied total loan amount of US$9.9 million to Party B including the $3.2 million on December 30, 2010 and the $6.7 million on January 13, 2011.

3. Due to the business operation need, Party B proposes to renew the above Loan Contracts and Party A agrees accordingly.

Under the principles of good faith, equality, mutual benefits and common development, through friendly negotiations, the Parties reach the following terms and conditions in respect to the loan issue in accordance with Hong Kong law:

1.              Type of Loan: The loan shall be provided in cash.

2.              Loan Purpose: The loan shall be used for business operation.

3.              Loan Amount, Renewal Period, Loan Rate for the Renewal Period and the

repayment of principal and interest

The provisions of renewal of Original Contract No.1 and No.2 are as follow:

3.1 The renewal of Original Contract No.1 (“Renewal No.1”)

3.1.1 The Loan amount of Renewal No.1

The total amount of the principal and interest of Original Contract No.1 due on July 25, 2011 is $3,311,361.67 (Capital: three million and three hundred and eleven thousand three hundred and sixty-one point sixty-seven), which is used by the parties as the principal of the Renewal No.1 to confirm the renewal period.

3.1.2 The loan period of Renewal No.1

Commencing from July 25, 2011 and ending on August 10, 2012.

3.1.3 The interests of Renewal No.1

The interest shall be calculated separately in different phases. Before December 31, 2011, interest shall still base upon the loan rate of 0.6% per annum; commencing from December 31, 2011, the loan rate shall be modified to 3% per annum. Interest shall be calculated according to actual loan period.

3.1.4 Repayment of principal and interest of Renewal No.1

Principal of Renewal No.1 shall be repaid when due on August 10, 2012. Interest payment shall be settled and paid along with the repayment of principal on due date.

3.2 The renewal of Original Contract No.2 (“Renewal No.2”)

3.2.1 The Loan amount of Renewal No.2

The total amount of the principal and interest of Original Contract No.1 due on July 25, 2011 is $6,618,590 (Capital: six million six hundred and eighteen thousand and five hundred and ninety), used by the parties as the principal of the Renewal No.2 to confirm the renewal period.

3.2.2 The loan period of Renewal No.2

Commencing from July 1, 2011 and ending on August 10, 2012.

3.2.3 The interest of Renewal No.2

(1)  Interest of 50% of Renewal No.2, the amount of which is US$3,309,295 (US DOLLARS Three million Three Hundred and Nine Thousand Two Hundred and Ninety-five), shall base upon the loan rate of 0.6% per annum before February 14, 2012; commencing from February 14, 2012, the interests shall base upon the loan rate of 3% per annum. Interest shall be calculated according to actual loan period.

(2)  Interests of the other 50% of Renewal No.2, which is also at the amount of US$3,309,295 (US DOLLARS Three million Three Hundred and Nine Thousand Two Hundred and Ninety-five), shall base upon the loan rate of 0.6% per annum before March 1, 2012; commencing from March 1, 2012, the interests shall base upon the loan rate of 1.8% per annum. Interests shall be calculated according to actual loan period.

3.2.4 Repayment of Principal Loan and interest of Renewal No.2

Principal Loan of Renewal No.2 shall be repaid when due on August 10, 2012. Interest payment shall be settled and paid along with the repayment of principal on due date.

4.              Limitation on the Loan Purpose:

Party B shall not use the loan for any other purposes except that under this Agreement.

5.              Dispute Settlement

5.1 This Agreement is concluded in accordance with Hong Kong law and shall be performed in accordance with Hong Kong law, and the disputes arising from this Agreement shall be governed by Hong Kong law as well. Any disputes arising from the performance of this Agreement, shall be first settled by the Parties through friendly negotiation; if the Parties fail to reach any settlement on the dispute by negotiation, then either Party may resort to arbitration for settlement.

5.2 The Parties agree to file the dispute to Hong Kong International Arbitration Center for arbitration in accordance with its then applicable arbitral rules.

5.3 The arbitral award shall be final and binding on the Parties. The arbitration cost (including but not limited to the arbitration fee, attorney fee, etc.) shall be borne by the losing party, unless otherwise decided by the arbitral award.

6.              Miscellaneous

6.1 No Party is allowed to unilaterally modify or terminate this Agreement unless otherwise permitted by the law. Where one Party requires modifying or terminating this Agreement according to the applicable law, it shall notify the counter party on a timely basis and shall reach a written agreement with the counter party under such situation.

6.2 Where there is any issue which is not covered in this Agreement, the Parties shall discuss with each other and make a supplementary agreement on such issue. The said supplementary agreement shall have the same legal effect with this Agreement.

6.3 This Agreement has four original copies for each Party to hold two.

(Signature page follows, without the body)

[Signature Page]

The Parties has procured their duly authorized representatives to sign this Agreement on the date first written above:

Party A: Ku6 Media Co., Ltd.	[Seal]

Authorized Representative (Signature):	/s/ Yu Shi

Party B: Shanda Games Limited	[Seal]

Authorized Representative (Signature):	/s/Qunzhao Tan